Direct Line: (212) 859-8468

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andrew.barkan@friedfrank.com

October 15, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-191219

Dear Mr. Riedler:

This letter is being submitted on behalf of Aerie Pharmaceuticals, Inc. (“Aerie” or the “Company”) in response to oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Aerie’s Registration Statement on Form S-1 filed on September 17, 2013 (the “Registration Statement”), as amended on October 3, 2013 (“Amendment No. 1”). The comments were provided by Mary Mast on a call on October 10, 2013. The Company’s Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed with the Commission concurrently herewith.

In order to facilitate your review, we have referenced the substance of each of the Staff’s comments below immediately before the corresponding response submitted on behalf of the Company. We have also sent to your attention via courier courtesy copies of Amendment No. 2 marked to show the changes to Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation

Common Stock Valuations, page 62

1.	Please continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances through the effective date of the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it will continue to update its disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances through the effective date of the Registration Statement, as applicable.

Mr. Jeffrey P. Riedler	2	October 15, 2013

Note 15. Subsequent Events, page F-24

2.	Refer to your response to comment 7. Please clarify in your proposed disclosure that you have received approval to convert the notes at the offering price and update your disclosure on page 70 and in Note 15.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 73 and F-28 of Amendment No. 2 to reflect the fact that the Company has received written consent from the holders of its outstanding convertible promissory notes to convert all principal and interest thereon into common stock upon the closing of the proposed initial public offering at a conversion price equal to the per share offering price.

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Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:	Vicente Anido, Jr., Ph.D. (Aerie Pharmaceuticals, Inc.)
Richard J. Rubino (Aerie Pharmaceuticals, Inc.)
Steven G. Scheinfeld, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)
Glenn R. Pollner, Esq. (Gibson, Dunn & Crutcher LLP)
Christine Allen (Securities and Exchange Commission)
Scot Foley (Securities and Exchange Commission)
Daniel Greenspan (Securities and Exchange Commission)
Mary Mast (Securities and Exchange Commission)